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                                    Filed by ScanSoft, Inc. Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                Subject Company: SpeechWorks International, Inc.
                                                  Commission File No.: 000-31097


         On April 24, 2003, ScanSoft, Inc. and SpeechWorks International, Inc. issued a joint press release announcing that ScanSoft and SpeechWorks had entered into an Agreement and Plan of Reorganization. The text of the joint press release follows.


                                              NEWS RELEASE

CONTACTS:                                     FOR IMMEDIATE RELEASE

Richard Mack                                  Marie Ruzzo
Director, Corporate Communications            Public Relations Manager
ScanSoft, Inc.                                SpeechWorks International, Inc.
978-977-2175                                  617-428-4444
Email: richard.mack@scansoft.com              Email: marie.ruzzo@speechworks.com



    SCANSOFT AND SPEECHWORKS TO MERGE; BRINGS TOGETHER THE BROADEST PORTFOLIO
               OF SPEECH TECHNOLOGIES, APPLICATIONS AND SERVICES

         Transaction Expected to be Ten Percent Accretive to ScanSoft's
        Earnings per Share, before Amortization of Intangibles, in 2004;
                 Strengthens Financial Resources, Customer Base
                             and Global Partnerships

PEABODY, MASS., AND BOSTON, APRIL 24, 2003 - ScanSoft, Inc. (NASDAQ: SSFT) and SpeechWorks International, Inc. (NASDAQ: SPWX) today announced a definitive agreement for ScanSoft to purchase all of the outstanding common stock of SpeechWorks. Under the terms of the agreement, ScanSoft will issue approximately
32.6 million shares of its common stock to SpeechWorks shareholders who will receive 0.860 shares of ScanSoft common stock for each share of SpeechWorks stock that they own. The transaction is valued at approximately $132 million, net of SpeechWorks' cash balance of $49 million as of December 31, 2002 and based on the closing price of ScanSoft common stock on April 23, 2003 of $5.56 per share. Based on the average closing price for the companies' shares during the last 30 days, the premium paid is approximately 63 percent. The transaction will be accounted for as a purchase.

The combination of ScanSoft and SpeechWorks will result in a global organization with the broadest portfolio of speech technologies, applications and services in the industry. The company will apply its innovative and patented technologies to produce next-generation speech interfaces and solutions and leverage its financial strength and operational discipline to provide customers and partners with a stable and reliable global supplier of standards-based speech applications.

Upon completion, ScanSoft expects to have total assets of approximately $386 million, including approximately $60 million in cash. The transaction is expected to generate cost synergies of approximately $27 million through headcount reductions in major operating functions of each company, office site consolidations and reductions in marketing and administrative expenses. As a result of these

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ScanSoft and SpeechWorks to Merge
April 24, 2003

synergies, most of which will be realized at closing, ScanSoft expects the transaction to be neutral to earnings, before amortization of acquisition-related intangibles, for the first full quarter; approximately five percent accretive to earnings for the first full year; and approximately 10 percent accretive to earnings for the full year 2004. In 2004, ScanSoft expects combined revenue to exceed $200 million, including more than $125 million in speech-related revenue, and earnings per share of approximately $0.42 to $0.43, before amortization of acquisition-related intangibles.

"The combined organization gives ScanSoft the resources to lead the speech industry with a diverse and proven set of assets," said Paul Ricci, chairman and CEO of ScanSoft. "With this transaction, ScanSoft's innovative technologies and solutions, broad channels, professional services expertise, strong management and talented employees will allow us to accelerate the development and adoption of innovative speech-enabled applications and services worldwide."

The transaction has been approved unanimously by both Boards of Directors and is subject to the approval of ScanSoft and SpeechWorks shareholders and various closing conditions including expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The special meetings of shareholders are to be announced at a later date. Following regulatory and shareholder approval, ScanSoft expects the transaction to close by August 1, 2003. Evercore Partners served as financial advisor to ScanSoft in the transaction and Morgan Stanley served as financial advisor to SpeechWorks.

Benefits of the transaction include:

o BROAD TECHNICAL STRENGTH AND ENHANCED PRODUCT OFFERINGS - The combined organization will possess the industry's foremost speech portfolio, bringing together a rich set of technologies in speech recognition, text-to-speech (TTS) and speaker verification; a broad range of intellectual property; and a full complement of applications in dictation, customer service, telecommunications and automotive solutions. In addition, the combined organization demonstrates an ongoing commitment to open standards as evidenced through its leadership and active participation in all key standards organizations.

o STRONGER, MORE ROBUST CHANNEL AND PARTNER CAPABILITIES - The company will continue to partner with industry leaders such as Cisco, IBM, Intel and Microsoft to drive the adoption of speech. The company remains committed to maintaining a broad channel strategy to deliver its solutions and will leverage the strengths of the combined global channel network to expand its worldwide reach. As a result, ScanSoft will be better positioned to serve its range of partners, including Avaya, Convergys, Delphi, Edify, Intervoice, Motorola, Nortel Networks, Sony Entertainment, Texas Instruments, Visteon and VoiceGenie, with an expanded portfolio of technologies and applications, a deeper set of services and support capabilities, and a greater capacity to operate in nearly every country with speech solutions that support 45 languages.

o GREATER GLOBAL PRESENCE - The expanded organization will include representation in more than 70 countries and employ approximately 800 individuals, with nearly half located internationally. The company will have significant engineering sites in Australia, Belgium, Canada, Germany, Hungary, Japan and the U.S. The transaction also provides for a greater international presence in distribution networks, expanded product capabilities and stronger global support and service centers, all particularly important for further penetrating European and Asian markets. The combined experience in international markets, paired with multi-language product capabilities, will help the company provide superior solutions on a global scale and extend its presence in important regions. The company expects international revenue to comprise more than 40 percent of total revenue.

o EXPERIENCED, DEDICATED SERVICES ORGANIZATION - The speech industry has evolved from the deployment of isolated applications to more comprehensive, enterprise-wide systems, increasing the need for experienced professional services and support. SpeechWorks brings an intimate knowledge


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ScanSoft and SpeechWorks to Merge
April 24, 2003

     of the speech industry and is well versed in the complex customer requirements, market trends and deployment intricacies associated with state-of-the-art speech applications. Following the transaction, the combined organization will be better equipped to serve its major enterprise accounts, channel partners and telecommunications carriers worldwide.


INVESTMENT PROTECTION AND FUTURE SOLUTIONS
In recognition of the global success of SpeechWorks' and ScanSoft's current automated speech recognition (ASR) and TTS product suites, both companies' products will continue to be available and supported. The company plans to integrate its offerings and provide seamless API interfaces, based on industry standards, to facilitate product and application updates.


"SpeechWorks is committed to the proliferation of speech solutions on a global scale, and we believe this transaction brings value to the entire industry," said Stuart R. Patterson, CEO of SpeechWorks. "We look forward to combining our resources with ScanSoft. Our collective strengths and expertise, combined with our global network of partners, will allow us to provide enterprise and carrier customers around the world with even more powerful and efficient speech solutions that generate new revenues, reduce costs and enhance customer satisfaction."

SCANSOFT EXECUTIVE TEAM
Paul Ricci will remain Chairman and Chief Executive Officer of ScanSoft. Upon the close of the transaction, Stuart Patterson will become President of ScanSoft. In addition, several key members of the SpeechWorks executive team will join the senior management ranks of ScanSoft. Paul Ricci added, "I am enthusiastic about Stu joining the ScanSoft team in this key executive role. With the tremendous opportunities that lie ahead for the combined organization, his 20 years of experience in telecommunications and leadership in the speech industry will be invaluable assets."

In conjunction with this announcement, ScanSoft today also announced the retirement of Michael Tivnan from his positions as President, COO and Board Member. Mr. Tivnan will continue to serve as a senior advisor for the company. "Throughout his tenure, Mike has led the company through several transformations and made innumerable contributions to the growth and development of ScanSoft. I wish to express my sincere appreciation for his tireless efforts," added Mr. Ricci.

INVESTOR CALL
In conjunction with this announcement, ScanSoft will conduct a conference call today at 8:30 a.m. ET to discuss the transaction. Those who wish to listen to the live broadcast should visit the Investor Relations section of ScanSoft's Web site at www.scansoft.com at least 15 minutes prior to the event and follow the instructions provided to assure that the necessary audio applications are downloaded and installed.

The conference call also can be heard live by dialing (719) 457-2728 or (800) 475-3716 five minutes prior to the call. A replay of the call will be available from 11:30 a.m. ET on Thursday, April 24, 2003, through 11:30 p.m. ET on Wednesday, April 30, 2003. To access the replay, dial (888) 203-1112 or (719) 457-0820 and refer to confirmation code 762476.

ABOUT SPEECHWORKS
Organizations around the world trust SpeechWorks to manage their customer conversations. As a leading provider of speech technologies and services, SpeechWorks helps companies create and implement unique Speech Strategies that ensure maximum financial return and the highest levels of caller satisfaction. The Company provides speech recognition, text-to-speech (TTS) and speaker verification for network and embedded environments, including new multimodal devices with both an audio interface and visual display. SpeechWorks' customers include carriers, corporations and government organizations such as Aetna, AOL Time Warner, Bank of America, The Boeing Company, Citibank Europe, Deutsche


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ScanSoft and SpeechWorks to Merge
April 24, 2003

Telekom, Microsoft, and United Airlines. For more information, please call
617.428.4444 or visit www.speechworks.com.

ABOUT SCANSOFT, INC.
ScanSoft, Inc. (Nasdaq: SSFT) is a leading supplier of imaging, speech and language solutions that are used to automate a wide range of manual processes - saving time, increasing worker productivity and improving customer service. For more information regarding ScanSoft products and technologies, please visit www.ScanSoft.com.

ScanSoft and the ScanSoft logo are registered trademarks or trademarks of ScanSoft, Inc. in the United States and other countries. All other company or product names mentioned herein may be the trademarks of their respective owners.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
ScanSoft intends to file a registration statement on Form S-4 in connection with the transaction, and ScanSoft and SpeechWorks intend to file with the SEC and mail to their respective stockholders a joint proxy statement/prospectus in connection with the transaction. Investors and security holders are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about ScanSoft, SpeechWorks and the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) at the Securities and Exchange Commission's web site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained by contacting ScanSoft or SpeechWorks

ScanSoft and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of ScanSoft and SpeechWorks in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in ScanSoft's proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 30, 2002. This document is available free of charge at the Securities and Exchange Commission's web site at www.sec.gov and from ScanSoft.

SpeechWorks and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of ScanSoft and SpeechWorks in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in SpeechWorks' proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 15, 2002. This document is available free of charge at the Securities and Exchange Commission's web site at www.sec.gov and from SpeechWorks.

SAFE HARBOR STATEMENT
This press release contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements herein include statements addressing future financial and operating results of ScanSoft; statements relating to the magnitude, timing, effects, and any synergies that may result from the proposed acquisition; and statements concerning the outcome of any necessary regulatory and stockholder approvals required in connection with the proposed acquisition.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: potential that the information and estimates used to predict the cost savings and anticipated revenues were not accurate; failure of the acquisition to be materially accretive in a timely manner; failure to retain customers; difficulties with integrating product plans, schedules and resources; risks associated with the acquisition, including the need for regulatory and stockholder approvals, as well as transaction costs and the related integration of operations; difficulties in implementing planned cost reductions; failure to obtain and retain expected synergies; political and global economic risks attendant to a greater international presence; and other economic, business, and competitive factors affecting the business generally.


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ScanSoft and SpeechWorks to Merge
April 24, 2003

More detailed information about these factors and other risks affecting ScanSoft are set forth in ScanSoft's filings with the Securities and Exchange Commission, including the Annual Report on Form 10-K for fiscal 2002 and the most recent quarterly reports on Form 10-Q. ScanSoft is under no obligation to (and expressly disclaims any such obligation to) update or alter the forward-looking statements, whether as a result of new information, future events or otherwise.

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